Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com
January 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Alison White, Esquire

Re:	Nationwide Mutual Funds
File No. 811-08495 and 811-08495

Dear Ms. White:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide GQG US Quality Equity Fund (originally filed as Nationwide Large Cap Equity Fund) (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on November 20, 2020 with regard to Post-Effective Amendment No. 266 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 16, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Prospectus

General

1) Comment:  Please update the Fund’s EDGAR series and class identification to include the Fund’s ticker symbols.

Response:  Registrant has updated the Fund’s EDGAR series and class identification to include the Fund’s ticker symbols.

2) Comment:  Please supplementally provide the Staff with the Fund’s completed Fee Table and Expense Example prior to the prior to the filing of the post-effective amendment.

Response:  Registrant has enclosed the Fund’s completed Fee Table and Expense Example as Exhibit A to this letter.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 or Peter M. Hong at (202) 419-8429, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Peter M. Hong, Esquire
Michael E. Schapiro, Esquire

EXHIBIT A

FUND SUMMARY: NATIONWIDE GQG US QUALITY EQUITY FUND

Objective

The Nationwide GQG US Quality Equity Fund seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses you may pay when buying and holding shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. *More information about these and other discounts is available from your financial professional and in "Investing with Nationwide Funds" commencing on page 13 of this Prospectus and in "Additional Information on Purchases and Sales" commencing on page 51 of the Statement of Additional Information. In addition, if you purchase shares through a specific intermediary, you may be subject to different sales charges including reductions in or waivers of such charges. More information about these intermediary-specific sales charge variations is available in Appendix A to the Fund's Prospectus.*

	Class A Shares	Class R6 Shares	Institutional Service Class Shares	Eagle Class Shares
Shareholder Fees (fees paid directly from your investment)				
Maximum Sales Charge (Load) imposed on purchases (as a percentage of offering price)	5.75%	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)				
Management Fees	0.45%	0.45%	0.45%	0.45%
Distribution and/or Service (12b-1) Fees	0.25%	None	None	None
Other Expenses[1]	1.49%	1.24%	1.49%	1.34%
Total Annual Fund Operating Expenses	2.19%	1.69%	1.94%	1.79%
Fee Waiver/Expense Reimbursement[2]	(1.20)%	(1.20)%	(1.20)%	(1.20)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.99%	0.49%	0.74%	0.59%

(1) "Other Expenses" is based on estimated amounts for the current fiscal year.

(2) Nationwide Mutual Funds (the "Trust") and Nationwide Fund Advisors (the "Adviser") have entered into a written contract limiting annual fund operating expenses to 0.49% until at least February 28, 2022. Under the expense limitation agreement, the level to which operating expenses are limited applies to all share classes, excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other nonroutine expenses not incurred in the ordinary course of the Fund's business. The expense limitation agreement may be changed or eliminated only with the consent of the Board of Trustees of the Trust. The Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the date in which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless: (i) the Fund's assets exceed $100 million and (ii) the total annual expense ratio of the class making such reimbursement is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation. Reimbursement by the Fund of amounts previously waived or reimbursed by the Adviser is not permitted except as provided for in the expense limitation agreement.

Example

This Example is intended to help you to compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. It assumes a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply for the periods indicated above under "Fees and Expenses." Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class A Shares	$670	$1,112
Class R6 Shares	50	415
Institutional Service Class Shares	76	493
Eagle Class Shares	60	446

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